Exhibit 99.1

ERICKSON AIR-CRANE
INCORPORATED

LETTER OF INTENT

10th February 2012

Türk Hava Kurumu (“THK”)
General Osman Yldrim

Re:	Purchase of One (1) Erickson Remanufactured S-64 Model Helicopter
With Option for Three (3) Additional Aircraft

Dear General Osman,

This letter confirms the intention of THK, a Government Association organized under the laws of the Republic of Turkey, with its principal address located in Ankara Ataturk Bulvari No 33-06100 Opera/Ankara (the “Buyer”), and Erickson Air-Crane Incorporated, a corporation organized under the laws of the State of Delaware, with its principal address located at 5550 SW Macadam Avenue, Portland, Oregon (United States) 97239 (“Erickson” or “Seller”) concerning the purchase of an Aircraft (as hereinafter defined) by the Buyer on the terms and conditions set forth herein.

1.              Aircraft Purchase and Sale. Seller hereby agrees to sell to Buyer and Buyer hereby agrees to purchase from Seller one (1) Erickson Remanufactured model S-64F helicopter as described on Attachment 1 attached hereto (the “Aircraft”).

A.            Aircraft Price - The total purchase price for the Aircraft shall be subject to the mutual agreement of the parties and will be expressly defined in a formal written aircraft sale agreement entered into between Buyer and Seller (the “Aircraft Sale Agreement”).

B.            Purchase Timing & Payment Terms – The parties intend to execute the Aircraft Sale Agreement at or prior to the end of the second calendar quarter of 2012. The terms and conditions of payment for the Aircraft will be set forth in detail in the Aircraft Sale Agreement.

C.            Aircraft Accessories - Included in the purchase price for the Aircraft are the following firefighting, construction and air incident response accessories: (i) fire suppression tank, (ii) sea snorkel, (iii) foam cannon, (iv) construction winch, (v) shock & pendant, (vi) anti-rotation device, (vii) hydraulic grapple, (viii) universal POD, (ix) rescue basket and (x) fly away toolbox.

D.            Initial Spare Parts Package - Seller shall provide to Buyer an initial package of Aircraft spare parts and related tooling upon request from and as described by the Buyer. The parts package is not included in the purchase price of the Aircraft.

E.             Transfer Taxes. The Buyer shall be fully responsible for all sales, use, transfer, value added, withholding, stamp, documentary, goods and services, property, and similar taxes, or duties (“Transfer Taxes”) imposed as a result of the purchase, sale, transfer of title to, and delivery of, the Aircraft in accordance with the terms and conditions set forth in the Aircraft Purchase Agreement.

F.              Aircraft Delivery Date and Location - delivery of the Aircraft will be made at Erickson’s facility in Central Point, Oregon, USA. Title to the Aircraft, and all risk of loss thereof, shall pass to Buyer upon delivery in Central Point, Oregon.

G.            Payment Instructions. The payment of all amounts hereunder by Buyer to Erickson shall be made in US Dollars, by wire transfer of immediately available funds, without any set-off or counterclaim whatsoever and free and clear of any deductions and withholdings, to the bank account set forth below

Wells Fargo Bank N.A.

Swift Code:    WFBIUS6S

Bank Address:

420 MONTGOMERY ST

SAN FRANCISCO, CA 94163

Account #:    4123122871

Account Name:  Erickson Air-Crane Incorporated.

2.              Training and Crewing Services.

A.            Training. Erickson will provide, at no extra charge, training for two (2) pilots for the Aircraft. The pilot training will include:

•                  Ground School - up to forty (40) hours of ground school training and aircraft familiarization per pilot; and

•                  Flight Training - up to fifteen (15) flight hours per pilot to be accomplished on the Buyer’s Aircraft.

In addition, Erickson will provide, at no additional charge, training for two (2) maintenance technicians for the Aircraft. The maintenance technician training will include up to two hundred forty (240) hours of training per technician.

B.            Technical Publications. Erickson will provide, at no additional charge, two (2) copies of the English language technical publications applicable to the operation and maintenance of the Aircraft, including Erickson’s flight manual, its field maintenance manual, and its illustrated parts catalogue. Erickson will also provide, at no additional charge, all applicable English language service bulletins and customer service letters.

C.            Crewing Services. Erickson will provide the following crew provisioning, which is not included in the Aircraft Purchase Price:

•                  A pilot, a crew chief and a mechanic for a period of twelve (12) months beginning on the date of re-delivery of the Aircraft to the Buyer in Turkey.

The pricing for the above crewing services, and other terms and conditions relating to the provision of crewing services shall be set forth in the Aircraft Purchase Agreement.

3.              After-Market Support Services.

A.            Warranty. Erickson will provide, at no additional charge, a limited warranty of two (2) years or five hundred (500) flight hours (whichever comes first) for the Aircraft, commencing at Aircraft delivery in Central Point, Oregon. The warranty covers repair or replacement (at Erickson’s option) of any Aircraft parts/components that fail prior to their scheduled repair/overhaul dates.

B.            Support Services Program. As an alternative to the above warranty, Erickson can provide a full parts/components materials support program, which will cover all scheduled or unscheduled part/component repairs or overhauls. The pricing, duration and other terms and conditions of the materials support program may be negotiated by the parties.

4.              DGCA Certification. Buyer agrees to work expeditiously to register the Aircraft with the Directorate General of Civil Aviation (“DGCA”), and Buyer shall bear all associated costs required for such registration. Erickson shall provide reasonable assistance to Buyer in obtaining required approvals and registration of the Aircraft with the DGCA. Seller will obtain DGCA Type Certification for the Erickson S-64 Aircraft prior to delivery to the Buyer.

5.              Option for Three (3) Additional Aircraft. Seller shall provide an option in favor of the Buyer for the Buyer’s purchase of three (3) additional Erickson S-64 model aircraft. The terms and conditions of the purchase option shall be negotiated between Buyer and Seller following the parties’ execution of this Letter; provided that the parties’ current intention is for the option exercise to remain open until December 31, 2013.

6.              Definitive Agreement. The Parties agree that this Letter is a non-binding letter of intent. Subsequent to the Parties’ full execution of this Letter, the Parties agree to work in good faith towards establishing the formal Aircraft Purchase Agreement. The consummation of the business relationship and the transactions proposed in this Letter is subject to entering into, and would be effected in accordance with the terms of, any such Aircraft Purchase Agreement.

7.              Miscellaneous.

A.            This agreement shall be governed by and construed under the laws of the State of Oregon (US) without regard to conflicts of law principles, and is subject to the exclusive jurisdiction of the courts of the State of Oregon.

B.            This letter may be executed in one or more counterparts, each of which will be deemed to be an original of this letter and all of which, when taken together, will be deemed to constitute one and the same letter.

[Signature page follows]

/s/ Osman Yildirim
Osman Yildirim
President of [Illegible]

Attachment 1

The Remanufactured Aircraft

The Subject Aircraft is a remanufactured aircraft. The process of remanufacturing is defined and described as follows:

“Remanufactured” or “Remanufacturing” means, with respect to the Aircraft, the process by which Seller will convert an existing model CH-54 airframe into a remanufactured S-64F model Erickson helicopter, which process entails the following:

i.                                the disassembly of the original CH-54 airframe, including removal of all existing components and accessories (including existing avionics, wiring, hydraulic lines, accessories and paint);

ii.                             the inspection and rebuilding of the airframe to new airframe tolerances and limits; and

iii.                          the installation on the rebuilt airframe of either (i) new parts and components or (ii) rebuilt parts and components that conform to the same tolerances and limits as new parts and components.

iv.                         The engines will be new or zero hours overhauled

Remanufacturing is completed by Seller in full compliance with specific United States Federal Aviation Administration standards and specifications. Upon completion, each Remanufactured Aircraft is tested to new helicopter tolerances and limits, and is sold with a new product warranty.

Aircraft Configuration and Accessories:

General Arrangement
Wheeled Landing Gear Type	Standard
Dual Engine P & W JFTD12A-5A 4,800 SHP X 2	Standard
6 Blade Fully Articulated Main Rotor Head	Standard
4 Blade Tail Rotor Head	Standard
Fuel Capacity, Main 908 USG Aux 448 USG	Standard
Dual Control 2 Pilot Requirement	Standard
Aft Facing Pilot Station with Flight Controls	Standard
47,000 lbs Max Gross Weight	Standard
25,000 lbs Max External Load Weight	Standard
Environmental Control Unit (ECU)	Standard
Engine Anti Ice System	Standard
3 Axis AFCS	Standard
Primary Instrumentation CRT & LCD Display	Standard
Back up Instrumentation Analog	Standard
Rotor Brake Hand Pump Style	Standard
Main Wheel Brakes	Standard
Cockpit Door Bubble Windows	Standard
Pulse Lights	Standard
Red & White Strobe Tail Lights	Standard
Red Nose Strobe Light	Standard
Sealed Lead Acid Battery	Standard

Auxiliary Power Plant; Electric Start	Standard
Cockpit Fans	Standard
Fire Extinguisher Hand Held	Standard
Crash Axe	Standard
Two Color Paint Scheme	Standard
Hard Wiring for RADS, RADS Kit Included	Standard
Collective Down Lock System	Standard
4th Crew Seat	Standard
Auxiliary Fuel Tank with Indicator	Standard
First Aid Kit	Standard
Siren Warning System	Standard

Engine and Systems Monitoring Display
ICDS 2000 Multi Function Display (2 ea.) Includes:	Standard
N1 Indicator (2 ea.)
Fuel Flow Indicator (2 ea.)
EPR Indicator (2 ea)
MGB Oil Temperature Indicator
Fuel Quantity Indicator (3 ea.)
Torque Indicator (3 ea.)
Triple Tachometer (2 ea.)
Oil Cooler Tachometer
T-5 Indicator (2 ea.)
Hydraulic Pressure Indicator (3 ea.)
MGB Oil Temperature Indicator
Engine Oil Temperature Indicator (2 ea.)
Load Cell Indicator
Fire Tank Quantity Indicator
Electronic Horizontal-Situation Indicator (EHSI) (2 ea.)	Standard
Electronic Attitude Directional Indicator (EADI) (2 ea.)	Standard
Magnetic Compass	Standard
Altimeter (2 ea.)	Standard
Display Control Panels (2 ea.)	Standard
Airspeed Indicator (2 ea.)	Standard
Vertical Speed Indicator (2 ea.)	Standard
Artificial Horizon (2 ea.) Standby	Standard
Clock Digital (2 ea.)	Standard
OAT Indicator – Digital and Analog (2 ea.)	Standard
Hour Meter	Standard

Radio Package
6 Position Intercom System, 4 Inside, 2 External	Standard
VHF COMM- 118-136.992 MHz (VHF-22) (2ea.)	Standard
Distance Measuring Equipment (DME) Transceiver	Standard
ATC Transponder (TDR-94/94D Mode S Transponder) (2 ea.)	Standard

Radio Tuning Unit (RTU) (2ea.)	Standard
Emergency Locator Transmitter (ELT) 406 MHz	Standard
Radar Altimeter	Standard
VHF FM Transceiver (Northern Airborne Technology	Standard
GPS (Garmin 500)	Standard
VOR/ILS Receiver with Marker Beacon	Standard
Automatic Direction Finder (ADF) Receiver	Standard
Cockpit Voice Recorder	Standard
EMM 35 Engines and Systems Monitoring	Standard

Aircraft Support Equipment
Fall Protection System	Standard
Blade Tie Downs	Standard
Engine Exhaust and Intake Plugs	Standard
Tow Bar	Standard

Fire Fighting System
Fire Tank 2,550 USG & Transport Trailer	Included
Foam Tank Internal 70 USG	Standard with Tank
Pond Snorkel with Auxiliary Pack	Standard with Tank
Sea Snorkel	Included
Foam Cannon	Included
Hydro Mulch Manifold	Included

Construction System
Shock & Pendant to include upper hook	Included
Anti Rotational Restraint System	Included
Construction Winch	Included
200 Foot Long Line	Included
25,000 lbs Remote Hook (1)	Included
8,000 lbs Remote Hook (4)	Included
12,000 lbs Remote Hook (4)	Included
20 Foot Rigging (4 pieces)	Included
40 Foot Rigging (4 Pieces)	Included
Spreader Bars (lea. 10 ft. 2 ea. 4 ft.)	Included

Disaster Relief System
Universal POD	Included
Grapple	Included
11,000 Pound Rescue Basket	Included

lf you agree with the foregoing, please sign and return one copy of this Letter, which thereupon will constitute our agreement with respect to its subject matter.

Very truly yours,

Erickson Air-Crane Incorporated

By:	/s/ Udo Rieder
Name:	Udo Rieder
Title:	President and Chief Executive Officer

Tűrk Hava Kurumu

By:	/s/ Osman Yldrim
Name:	Osman Yldrim
Title:	President